Exhibit 21.1

Subsidiaries	State or country of Incorporation or Organization
Callaway Golf Interactive, Inc.	Texas
Callaway Golf Sales Company	California
CGV, Inc.	California
Callaway Golf Canada Ltd.	Canada
Callaway Golf Europe Ltd.	United Kingdom
Callaway Golf (Germany) GmbH	Germany
Callaway Golf Kabushiki Kaisha	Japan
Callaway Golf Korea Ltd.	Korea
Callaway Golf (Shanghai) Trading Co., Ltd.	China
Callaway Golf South Pacific Pty Ltd	Australia
The Top-Flite Golf Company	Delaware